VALERO ENERGY CORPORATION
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

April 12, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shannon

Re:    Valero Energy Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Commission File No. 1-13175

Dear Mr. Shannon:

We received your letter dated April 7, 2011 and advise you that we will provide our response to the comments raised in that letter by May 13, 2011. We are currently preparing the Company's earnings release and Form 10-Q for the quarter ended March 31, 2011 and are unable to respond within ten business days from the date of your letter.

Very truly yours,

/s/ Michael S. Ciskowski
Michael S. Ciskowski
Executive Vice President and Chief Financial Officer

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2146 - fax (210) 345-2497